Exhibit (a)(27)

AMENDMENT TO AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

BY AND BETWEEN

SALIX PHARMACEUTICALS, INC.

AND

WILLIAM BERTRAND

This Amendment (“Amendment”) to the Amended and Restated Employment Agreement by and between Salix Pharmaceuticals, Inc., a California corporation with its principal place of business in Wake County, North Carolina (together with its subsidiaries, affiliates and successors, hereafter referred to as “Employer”), and William Bertrand (“Employee”) is effective this 24th day of March, 2015.

WHEREAS, on January 5, 2015, Employer and Employee entered into an Amended and Restated Employment Agreement (as amended, the “Agreement”).

WHEREAS, Employer and Employee mutually agree to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1. Article V is hereby amended and restated in its entirety to read as follows:

5.1 Restrictive Covenants. Employee understands and agrees that, while employed by Employer and for a period of one (1) year following any termination of employment, whether by Employee or Employer, for any or no cause or reason whatsoever, Employee will abide by the following separate and independent covenants:

(a) Noncompetition. Employee will not work for any Restricted Company listed in Exhibit A to this Agreement or with any affiliate or division of such Restricted Company where: (i) Employee will have duties, or will perform or be expected to perform services that are the same as or substantially similar to those duties or services actually performed by Employee for Employer (or Salix Pharmaceuticals, Ltd. (“Parent”)) within the twelve (12) month period immediately preceding Employee’s termination of employment; or (ii) Employee will use or disclose or be reasonably expected to use or disclose any Confidential Information of Employer.

(b) Nonsolicitation. Employee shall not, without the prior written consent of Employer, on Employee’s own behalf or for any other person, firm, corporation, or other entity, directly or indirectly, solicit the employment of any employee of Employer who is then employed by Employer or who has been employed by Employer in the prior six (6) months, unless such person was involuntarily discharged by Employer or such affiliate.

5.2 Injunctive Relieve to Enforce. Employee acknowledges and agrees that Employer could not be adequately compensated by money damages in the event of Employee’s breach of Article IV or Paragraph 5.1. Therefore, Employee agrees that any such breach of Article IV or Paragraph 5.1 would cause Employer substantial and irreparable harm for which Employer shall be entitled to a temporary restraining order and preliminary injunction. In addition, any and all attorneys’ fees, costs and expenses incurred by Employer in enforcing the terms of Article IV or Paragraph 5.1 shall be reimbursed to Employer by Employee. The remedies enumerated in this Paragraph 5.2 are cumulative in nature and are in addition to any other remedies Employer may have at law or in equity.

5.3 Severability. Employee acknowledges and agrees that (i) the restrictions set forth in Article IV and Paragraph 5.1 (A) are reasonable and necessary to protect the legitimate interests of Employer and its affiliates, (B) are reasonable as to time, territory and scope, (C) do not interfere with public policy or public interest, (D) are not unduly harsh as to preclude Employee from other gainful employment, and (E) are described with sufficient accuracy and definiteness to enable Employee to understand the scope of such restrictions; and (ii) Employer would not have entered into this Agreement in the absence of such restrictions. In the event that any court of competent jurisdiction shall determine that any of the restrictions set forth in Article IV or Paragraph 5.1 are inequitably broad, it is the intention and agreement of the parties that the decision-maker shall equitably adjust the obligations of Employee under this Agreement rather than entirely eliminate any such obligations. In the event that the decision-maker shall equitably adjust or eliminate any of the restrictive covenants in this Agreement, all other aspects of this Agreement shall remain in full force and effect.

2. Except as expressly provided in this Amendment, each and every term and condition of the Agreement shall remain unchanged.

3. Employee acknowledges that this Amendment is supported by adequate and sufficient consideration and that in exchange for signing this Amendment and agreeing to the commitments contained herein, Employer will continue to employ Employee and will also pay Employee the sum of Five Hundred Dollars ($500.00), less applicable taxes and other withholdings, which payment is expressly conditioned upon Employee’s execution of this Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Amendment on this 24th day of March, 2015.

SALIX PHARMACEUTICALS, INC.

By:	/s/ THOMAS W. D’ALONZO
Name:	Thomas W. D’Alonzo
Title:	Acting Chief Executive Officer

EMPLOYEE

/s/ WILLIAM C. BERTRAND, JR.
William C. Bertrand, Jr.